                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006
Commission File Number: 001-13928

                              ROYAL BANK OF CANADA

             (Exact name of registrant as specified in its charter)

      200 BAY STREET                                1 PLACE VILLE MARIE
     ROYAL BANK PLAZA                                 MONTREAL, QUEBEC
     TORONTO, ONTARIO                                  CANADA H3C 3A9
      CANADA M5J 2J5                             ATTENTION: VICE-PRESIDENT
 ATTENTION: VICE-PRESIDENT                         & CORPORATE SECRETARY
   & CORPORATE SECRETARY

              (Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F [ ]                  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                  Yes [ ]                         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): [ ]

                           INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibit hereto are incorporated by reference as exhibits to Royal Bank of Canada's Registration Statement on Form F-9 which was originally filed with the Securities and Exchange Commission on December 14,
2005 (File No. 333-130306), as amended on December 21, 2005.

                                    EXHIBITS

          EXHIBIT                     DESCRIPTION OF EXHIBIT
          -------    ----------------------------------------------------------
          99.1       Terms Agreement, dated April 25, 2006, between Royal Bank
                     of Canada and RBC Capital Markets Corporation (for Pricing
                     Supplement No. 13)

          99.2       Terms Agreement, dated April 25, 2006, between Royal Bank
                     of Canada and RBC Capital Markets Corporation (for Pricing
                     Supplement No. 14)

          99.3      Terms Agreement, dated April 26, 2006, between Royal Bank
                    of Canada and RBC Capital Markets Corporation (for Pricing
                    Supplement No. 15)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ROYAL BANK OF CANADA

                           By:    /s/
                                  -----------------------------------
                           Name:  David Power
                           Title: Vice-President, Market Strategy and Execution

                           Date:  April 26, 2006